SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: October 28, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation Sells Amarin Development to Watson
     Pharmaceuticalsm, Inc.



          This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3
(Registration Statements No. 333-12642, 333-13200 and
333-104748) and in the prospectuses contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: October 28, 2003







                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4


                 STATEMENT OF DIFFERENCES
                ------------------------
The trademark symbol shall be expressed as.............'TM'
The registered trademark symbol shall be expressed as..'r'




                                       Exhibit (a)


Contact:
Rick Stewart                          Ian Garland
Chief Executive Officer               Chief Financial Officer
Amarin Corporation plc                Amarin Corporation plc
Phone: +44 (0) 207 907 2442           Phone: +44 (0) 207 907 2444
investor.relations@amarincorp.com


     AMARIN CORPORATION SELLS AMARIN DEVELOPMENT TO WATSON
                    PHARMACEUTICALS, INC.


LONDON, United Kingdom, October 28, 2003 Amarin Corporation plc (NASDAQ: AMRN) today announced the sale of Gacell Holdings AB, the Swedish holding company of Amarin Development AB (ADAB), its Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. ("Watson") (NYSE: WPI). Under the terms of the sale agreement Watson agreed to pay approximately $15 million in cash to settle inter-company debts and acquire the stock of ADAB.

ADAB develops technically challenging products utilising advanced, proprietary product development technologies. ADAB was responsible for developing Watson's generic formulations of glipizide extended release tablets for which Watson received Food and Drug Administration approval of the 5mg strength on September 8, 2003.

"The sale of Amarin Development allows us to increase our focus in the field of neurology, specifically in Parkinson's and Huntington's disease. The proceeds will contribute significantly to the reduction in financial obligations to Elan and will provide ongoing working capital" commented Rick Stewart, Chief Executive Officer of Amarin.

Amarin will apply ninety percent of the net sale proceeds of ADAB toward repayment of its financial obligations to Elan Corporation, plc and certain of its affiliates (together "Elan"). Amarin recently announced a restructuring of its financial obligations to Elan. On payment of $30 million to Elan prior to December 31, 2003, Amarin will have no further financial obligations to Elan.

Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has nine pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar 'TM' (selegiline orally disintegrating tablets), for Parkinson's disease, and LAX-101, a proprietary compound for Huntington's Disease.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.